Exhibit 1.3

Amendment No. 1 to

At Market Issuance Sales Agreement

May 7, 2015

MLV & Co. LLC

1301 Avenue of the Americas, 43rd Floor

New York, NY 10019

Ladies and Gentlemen:

Reference is made to the At Market Issuance Sales Agreement, dated February 27, 2015, including the Schedules thereto, relating to the sale and issuance of common stock (the “Sales Agreement”), between MLV & Co. LLC (“MLV”) and Aveo Pharmaceuticals, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Amendment No. 1 to At Market Issuance Sales Agreement between MLV and the Company (this “Amendment”) and not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement. MLV and the Company agree as follows:

A. Amendments to Sales Agreement. The Sales Agreement is amended as follows:

1. In Section 1 of the Sales Agreement, clause (a) in the first paragraph is deleted and replaced with “would cause the Company to exceed the limitations set forth in General Instruction I.B.6 of Form S-3, if applicable to the Company”

2. In Section 1 of the Sales Agreement, the reference to “a registration statement on Form S-3 (File No. 333-178756),” in the second paragraph, is deleted and replaced with “with respect to sales of Placement Shares prior to the effectiveness of the registration statement initially filed on May 7, 2015, a registration statement on Form S-3 (File No. 333-178756), and, with respect to sales of Placement Shares on or after the effectiveness of the registration statement initially filed on May 7, 2015, the registration statement on Form S-3 initially filed on May 7, 2015.”

3. Section 14 is amended by deleting the words “1251 Avenue of the Americas, 41st Floor, New York, NY 10020, Attention: President, Telephone: (212) 542-5870, Email: dcolucci@mlvco.com and replacing them with “1301 Avenue of the Americas, 43rd Floor, New York, NY 10019, Attention: General Counsel, Telephone: (212) 542-5880, Email: mlvlegal@mlvco.com.”

4. Schedule 1 is amended by adding the words “as amended on May 7, 2015” immediately after “February 27, 2015.”

5. Schedule 3 is amended by deleting in its entirety the words “Dean Colucci dcolucci@mlvco.com”

6. The first sentence of the Form of Representation Date Certificate attached as Exhibit 7(l) is amended to add “as amended on May 7, 2015” after “February 27, 2015.”

B. No Other Amendments. Except as set forth in Part A above, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

C. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or email transmission.

D. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

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If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours,

Aveo Pharmaceuticals, Inc.

By:	/s/ Michael Bailey
Name: Michael Bailey
Title: President and CEO

ACCEPTED as of the date first above written:

MLV & Co. LLC

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Chief Executive Officer